EXHIBIT 20.2

Fourth Quarter 2003
Earnings Conference Call Script
February 12, 2003
10:00 am Central Standard Time

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

Good morning and thank you for joining the Thomas & Betts Corporation Fourth Quarter 2003 conference call and web cast. My name is Tricia Bergeron.

Our comments today contain time-sensitive information that is accurate only as of today’s live broadcast and may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to certain risks and uncertainties that are detailed in our current, quarterly and annual filings with the Securities and Exchange Commission.

Dominic Pileggi, Thomas & Betts president and chief executive officer and John Murphy, senior vice president and chief financial officer, are with me today and will all be available to take questions later in the call.

As you know, Dominic led the early stages of the turnaround in our electrical business and was promoted to president and chief operating officer in late 2002. He assumed the role of CEO on January 16 with the retirement of T. Kevin Dunnigan.

I will now turn the call over to Dominic.

Dominic J. Pileggi
President and Chief Executive Officer

Good morning and thank you for joining us.

Before I begin reviewing operational highlights for the fourth quarter 2003, I would like — on behalf of all of the employees at Thomas & Betts — to recognize Kevin Dunnigan for the tremendous contributions he made to the company and especially for coming out of retirement to lead the company’s turnaround. As you’ll hear in my remarks, we believe the company is well positioned for growth as a result of his leadership. We are pleased that Kevin will remain as chairman of the board and wish him well.

As we noted in our press release, we are very pleased with the progress we continue to make in restoring Thomas & Betts to a position of leadership in our industries. We ended 2003 on a very strong note, with operating margins up significantly and strong cash performance. And we entered 2004 with good momentum — momentum founded on strong underlying operating performance that will drive improved earnings performance.

We are especially pleased that our progress comes despite continued softness in our markets. While leading economic indicators such as GDP and industrial production have shown improvement over the past few months, this growth has been largely in areas unrelated to the electrical industry.1

From a top line perspective, the fourth quarter was another tough quarter — not just for THOMAS & BETTS but also for the industry as a whole. Favorable foreign currency exchange was the driver behind the sales increase we reported in the fourth quarter.

Having said that, we did see some improvement in sales of our high-voltage connectors and switchgear used for utility distribution. But this increase was offset by continued weakness in industrial MRO and commercial construction markets.

The good news is that electrical industry forecasting services are predicting three to five percent growth this year and we are cautiously optimistic that we may finally get a little bit of help from the economy in 2004. In fact, we did see signs of a slight pick up based on distributor orders in January.

Although one month of data doesn’t make the quarter, the improved industry outlook bodes well for our performance, as our plants are primed to efficiently handle more volume.

As you know, we restructured our electrical manufacturing footprint as part of the turnaround and made strategic capital investments in core product lines. To further support our efficiency improvements and long-term growth, we’ve built a culture based on lean thinking and are expanding it throughout our global operations. Visit our plants today and you’ll find a revitalized workforce driven to achieve continuous improvement.

The result of our hard work is that our plants have once again become a competitive advantage and our service levels on stock items are as high as ever.

As we do every year at this time, we invited a cross-section of leading electrical distributors to Memphis to review our progress. Earlier this week, I spent time with them to hear first hand about what we’re doing right and where we could improve.

From what I heard, I believe we have succeeded in re-establishing Thomas & Betts as a supplier of choice for our distributor partners.

1DISC Report — February 2004

Looking forward to 2004 in our electrical segment, our attention is focused on profitable growth with two key drivers being new product development and enhancing our strategic marketing programs.

On past conference calls, we’ve spoken about redirecting engineering resources back to new product development. We’re already seeing the payback from this effort — our new invention disclosures and patent applications were up significantly from 2002 to 2003.

Our focus now is on speeding up development time and targeting our valuable engineering resources on the product and marketing areas with the most long-term potential.

From a marketing perspective, we continue to work with our distributors to develop specific marketing programs that drive end-user sales. Our product portfolio includes many of the industry’s leading brands. We believe that we can better leverage these brands and their association with Thomas & Betts to expand our market presence.

Turning now to our other businesses.

In our steel structures segment, fourth quarter sales were down eight percent year over year. However, as expected, we did see a small, but encouraging, sequential improvement in sales versus the third quarter.

We believe that we will see continuously increasing demand in this segment throughout 2004, with a stronger second half and a robust 2005 as efforts to upgrade the nation’s electrical transmission system get more fully underway.

Our Communications segment continues to perform very well from an operations perspective and, at long last, it looks like telecom and cable television markets are coming back to life. We’ve had good success introducing new products and feel very positive as we look forward.

In our HVAC segment, which sells industrial heaters, we are making excellent progress in improving operating efficiencies and more effectively managing resources. Although sales were flat, we nearly doubled earnings in this segment.

Looking forward, we feel confident in our ability to show substantial year-over-year improvement in our first quarter and full year results for 2004 as we continue to realize the benefit of actions taken since 2000. We also expect to maintain strong operating cash flow, which will enhance our already very solid cash position.

In summary, when we closed the door on 2003, we also closed the door on what has been a protracted and complex turnaround. We look to 2004 and the future with confidence.

Thank you very much for your continued interest in Thomas & Betts. I will now turn the call over to John Murphy.

John P. Murphy
Senior Vice President and Chief Financial Officer

Thank you, Dominic, and good morning.

Fourth quarter sales of $349.5 million were up 4.3 percent compared to last year. Net income for the fourth quarter was $19.3 million or 33 cents per share, compared with $13.7 million or 23 cents per share a year ago, an increase of more than 40 percent.

While the sales increase was greatly helped by the favorable impact of foreign currency, we are especially pleased to see that the hard work of the last few years is beginning to yield real dividends in the form of greatly improved operating results.

Gross margin for the quarter was 28.3 percent, almost two full percentage points better than last year, and our best quarterly performance since we started the turnaround in 2000. Operational improvements and cost controls drove this significant increase in the gross margin. We are pleased with our progress, especially since market conditions remain challenging.

Tightly controlling expenses is now part of the fabric of our culture and in the fourth quarter SG&A was $74.3 million or 21.3 percent of sales. This amount included $4.5 million, or 1.3 percent of sales, of expense related primarily to the retirement of the former CEO. In the fourth quarter of 2002, SG&A was $67.6 million, or 20.2 percent of sales. As we have said, our goal is SG&A of 20 percent or less and we continue to make very steady progress on this front.

Fourth quarter earnings from operations were $24.7 million or 7.1 percent of sales versus $19.8 million or 5.9 percent of sales last year. Year over year, this was a 25 percent increase.

As we move into 2004, we look to continue this strong comparative operating earnings trend, driven by the continued benefits of efficiency improvements and, in part, by improved factory absorption. As we indicated in our release, we believe that sales will increase modestly in 2004. Given that our plants are running well below optimal capacity, even a modest pick up in volume should result in meaningful gains.

January results were encouraging and, while one month’s numbers can’t be extrapolated to the quarter, much less the full year, nevertheless they have shown a continuation of the positive comparative trend we saw in the fourth quarter.

Net interest expense for the quarter was $9.8 million, including approximately $2 million of incremental expense related to a May 2003 public debt offering.

As you may recall, we completed a $125 million offering of 7.25 percent notes in May 2003 and used the proceeds to repay $125 million of 8.25 percent notes that came due in January. Although we incurred approximately $4.5 million in incremental net interest expense in 2003 as a result of this offering, we felt that it was in the company’s long-term interest to take advantage of the favorable interest rate climate at that time.

For the full year, net interest expense was $36.9 million, compared with $35.2 million in 2002. The 2002 amount included interest income of approximately $5.3 million associated with income tax refunds and interest income on a note receivable repaid to the company.

Net interest expense for 2004 should be approximately $30 million. Over the past few years, we have steadily and significantly reduced net interest expense from almost $48 million in 2000 to the present level.

Our underlying effective tax rate in the fourth quarter was 27 percent — in line with expectations. However, we also benefited from several tax adjustments in the quarter. In the comparable period in 2002, our underlying effective tax rate was 31 percent before favorable adjustments.

For 2004, we currently anticipate an effective tax rate for the full year of 26.5 percent.

Turning now to cash flow.

The fourth quarter again proved to be the strongest quarter of the year, driven by higher earnings and a normal seasonal reduction in accounts receivable. Cash provided by operations was a strong $63 million, significantly ahead of last year. We believe that 2004 will be another strong year for cash generation and expect further improvements.

Now, moving to the balance sheet.

Cash — defined as cash, cash equivalents and marketable securities — was $389 million at the end of 2003. In 2002, cash at year end was $244 million. Excluding the aforementioned $125 million of new debt, we reported a $20 million improvement in cash on a year-over-year basis.

During 2003, we also repaid $60 million of debt, which reduced our total-debt-to-total-capitalization ratio to 48 percent from 50 percent at year-end 2002. When we repaid the $125 million debenture in January 2004, this ratio decreased a further five percentage points, to approximately 43 percent.

Of course, we also hold a significant amount of cash and believe its important to note that our total-debt-to-capitalization ratio net of cash has also improved considerably — from 38 percent at the end of 2002 to 29 percent at year-end 2003. In 2004, we anticipate further progress in this area.

Working capital is another area where we continue to perform well.

Strictly managing our working capital is also a core part of our culture and we didn’t let up in the fourth quarter. At the end of 2003, the net investment for inventory, accounts receivables and accounts payable, as measured in days invested, was the lowest since the present management team started in 2000.

Capital expenditures in the fourth quarter were $9.3 million, compared with depreciation and amortization of $13.4 million. For the full year capital expenditures were $28.7 million and depreciation and amortization was $53 million.

We expect capital expenditures to be in the $30 to $35 million range in 2004, while depreciation and amortization will be approximately $55 million.

In closing, while most of our core markets continue to be somewhat less than robust, we believe that the actions we have taken position us well for both the first quarter of 2004 and for the full year.

Thank you and I will now turn the call back to Tricia.

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

Today’s call is being web cast and recorded. The telephone replay will be available through 12:00 midnight on Tuesday, February 16, 2004. The number to access the replay is (888) 286-8010. The pass code for the replay is 11625477. The recorded web cast will also be archived on our website.

Thank you. We’ll now open the call up for questions.